CARTAN HOLDINGS INC.
                                6260 Field Place
                                  Burnaby, BC
                                 Canada V5E 3W1
                           Telephone: (800) 343-5092
                           Facsimile: (604) 683-2853


VIA FAX:  202-772-9204

January 24, 2007

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-6010

ATTENTION:  JAY MUMFORD

Dear Sirs:

RE:   REGISTRATION STATEMENT ON FORM SB-2 - REQUEST FOR ACCELERATION

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Friday, January 26, 2007 at 2:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.    should  the  Commission   or  the  staff,  acting  pursuant  to  delegated
      authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

CARTAN HOLDINGS INC.

PER: /S/ ZUBEDA MOHAMED-LAKHANI
     --------------------------
     ZUBEDA MOHAMED-LAKHANI